Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Foresight Autonomous Holdings Ltd. (the “Company” or “we”, “us” or “our”) will be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel (the “Company’s Registered Address”), on July 23, 2026, at 3:00 p.m. Israel time.

The Company is a “Dual Company,” as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760–2000.

The agenda of the Meeting includes:

1.	To reappoint Brightman Almagor Zohar, Certified Public Accountants (Deloitte Israel) as the Company’s independent auditor for the year ending December 31, 2026, and until the next annual general meeting of the shareholders of the Company, and authorize the Company’s board of directors (the “Board of Directors”) to determine their remuneration.

2.	To reappoint four members of the Company’s Board of Directors.

3.	To reappoint Messrs. Dan Avidan and Zeev Levenberg for additional three-year terms as external directors of the Company, as well as to approve a grant of Restricted Share Units (“RSUs”) to Messrs. Avidan and Levenberg.

4.	To approve a grant of RSUs to non-executive directors of the Company.

5.	To approve a grant of RSUs to Mr. Haim Siboni, Chief Executive Officer of the Company and Chairman of the Board of Directors.

6.	To approve the Securities Exchange Agreement between the Company and VisionWave Holdings, Inc.

7.	To present the Company’s financial statements and annual report for the year ended December 31, 2025.

The Board of Directors recommends that you vote in favor of all the proposals, which are described in the attached proxy statement (the “Proxy Statement”).

Shareholders of record at the close of business on July 6, 2026 (the “Record Date”) are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s ordinary shares, no par value (the “ADS” and “Ordinary Shares”, respectively). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Company’s Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions to the contrary, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel, and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, may also vote through the attached proxy by completing, dating, signing, and mailing the proxy to the Company’s offices no later than July 23, 2026, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel, and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport, or certificate of incorporation, as the case may be, to the Company’s Registered Address, Attention: Eli Yoresh, Chief Financial Officer, no later than 48 hours prior to the Meeting. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than July 23, 2026, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Sincerely,

Haim Siboni
Chairman of the Board of Directors

June 15, 2026

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

NESS ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 23, 2026

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Foresight Autonomous Holdings Ltd. (the “Company” or “we”, “us” or “our”) for use at the Company’s Annual and Extraordinary General meeting of shareholders (the “Meeting”) to be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel, on July 23, 2026, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Company’s American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, no par value (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement (the “Proxy Statement”), the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Two or more shareholders present, personally or by proxy, holding no less than one third of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned to the same day, at 3:30 p.m. (half an hour later) Israel time. If a quorum is not present at the second meeting at the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposals No. 1, 2, 3.3, 4, and 6.1, described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law, Proposals No. 3.1 and 3.2, described hereinafter, require the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not the Company’s controlling shareholders and (b) do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in sub-clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (the “External Directors Majority”).

Pursuant to the Companies Law, Proposals No. 5 and 6.2, described hereinafter, require the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or who do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in sub-clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, a “controlling shareholder” means any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

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For purposes of a Special Majority vote, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting by virtue of a power of attorney granted by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, regardless of whether the attorney-in-fact has voting discretion or not; but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Proposal No. 7 will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Any shareholder of the Company holding: (i) at least one percent of the outstanding voting rights of the Company wishing to add an additional agenda item for the Meeting, or (ii) at least five percent of the outstanding voting rights of the Company and wishing to submit a proposed director candidate for consideration for election at the Meeting or for removal from office of a member of the Board of Directors, may do so by submitting such proposed item in writing to the Company’s offices, c/o Mr. Eli Yoresh, Chief Financial Officer, at 7 Golda Meir St., Ness Ziona, Israel, no later than June 22, 2026. To the extent that there are any additional agenda items that the Board of Directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than June 29, 2026, by furnishing it to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K. Such updated agenda and proxy card will be made available to the public on the SEC’s website at www.sec.gov and, in addition, at www.magna.isa.gov.il or https://maya.tase.co.il/.

Holders of Ordinary Shares or holders of ADSs representing Ordinary Shares wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Eli Yoresh, Chief Financial Officer, at 7 Golda Meir St., Ness Ziona, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/. Position Statements should be submitted to the Company no later than July 13, 2026. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

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PROPOSAL 1

TO REAPPOINT BRIGHTMAN ALMAGOR ZOHAR, CERTIFIED PUBLIC ACCOUNTANTS (DELOITTE ISRAEL), AS INDEPENDENT AUDITOR OF THE COMPANY

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the reappointment of the accounting firm of Brightman, Almagor Zohar, Certified Public Accountants (Deloitte Israel) (“Deloitte Israel”), as the Company’s independent auditor for the year ending December 31, 2026, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the reappointment of Deloitte Israel as the Company’s independent auditor is appropriate and in the best interests of the Company and its shareholders. Deloitte Israel has served in this position since 2016.

For additional information on the fees paid by the Company and its subsidiaries to Deloitte Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 25, 2026.

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to reappoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2026, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine their remuneration.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

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PROPOSAL 2

To reappoint FOUR members of the board of directors

It is proposed that the shareholders reappoint Mr. Haim Siboni (who also serves as the Company’s Chief Executive Officer and Chairman of the Board of Directors), Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo as members of the Board of Directors to hold office until the close of the next annual general meeting. Mr. Aharoni is an independent director, as classified under the Companies Law and Nasdaq Stock Market rules. Ms. Raz-Avayo is an independent director, as classified under the Nasdaq Stock Market rules. Mr. Scherf is the husband of Ms. Sivan Siboni Scherf, the Company’s VP Human Resources, who is the daughter of Mr. Haim Siboni. Each director nominee has certified to us that he or she complies with all requirements under the Companies Law for serving as a director.

In their capacity as members of the Board of Directors, the reappointed directors, other than Mr. Siboni, shall be entitled to fees equal to the fixed amount set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000. For Mr. Siboni’s compensation, please see Proposal no. 3 to the Proxy Statement filed with the SEC on July 19, 2024.

In addition, in their capacity as members of the Board of Directors, the reappointed directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements as are currently in effect for the Company’s officers and directors; all of which are in accordance with the Company’s Articles of Association and the Company’s compensation policy (the “Compensation Policy”).

A brief biography of each nominee is set forth below:

Mr. Haim Siboni has served as the Company’s Chief Executive Officer and as a member of the Board of Directors since January 2016. Mr. Siboni has also served as the chief executive officer and as a director of Magna B.S.P. Ltd. (“Magna”), the Company’s shareholder, since January 2001. Mr. Siboni also serves as Chairman of the Board of Directors since July 2021. Mr. Siboni has many years of professional experience, as well as a broad skillset, in fields such as engineering, marketing and business management of electronics, video, TV, multimedia, computerized systems, line and wireless telecommunication, design and development of systems and devices – including electro-optic radar systems.

Mr. Ehud Aharoni has served on the Board as an independent director since January 2016. Mr. Aharoni has also served on our Audit and Compensation Committee since January 2016. Mr. Aharoni is the Chief Executive Officer and Academic Director of Lahav Executive Education, Coller School of Management, Tel-Aviv University since 2006, and a former lecturer at the school’s MBA and EMBA courses in Strategy, Innovation Strategy and Global Strategy. In 2004, he established the Eli Hurvitz Institute of Strategic Management at the School and served as its Executive director between 2004-2018. In 2013, he was one of the five founders of the Israeli Director Union and serves as a board member of the company. Prior his role at Lahav, Mr. Aharoni consulted many companies and organizations from Israel and from abroad in the area of strategy, innovation strategy and entrepreneurship. Mr. Aharoni holds a bachelor’s degree in statistics and operations research, an M.B.A. with specialization in Finance and Continuing Studies, and an M.B.A. specializing in International Management, both from the faculty of management at the Tel Aviv University.

Mr. Moshe Scherf has served on the Board of Directors since July 2021. Mr. Scherf has been providing legal services to Magna since 2016. Mr. Scherf has had a private law practice specializing in commercial litigation, dispute resolution and family law since 2013. Mr. Scherf lectures in the fields of civil law in various law faculties in Israel and was also a teaching assistant in several law courses. Mr. Scherf holds a LLB from Ono Academic College and an LLM from Bar Ilan University and is a member of the Israeli Bar Association.

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Mrs. Vered Raz-Avayo has served on the Board of Directors as an independent director since July 2017. Ms. Raz-Avayo currently serves as CEO of AMOR Conscious Business Development and Consulting LTD. Additionally, she serves as an independent director and chairperson of all board committees for Shikun & Binui Energy Ltd. (TASE: SBEN), as an independent director and chairperson of the finance committee for Africa Israel Residences Ltd., as an independent director and chairperson of the finance committee for Apollo Power Ltd. (TASE: APLP), as an independent director and chairperson of the finance committee of Analyst I.M.S Mutual Funds Management Ltd. and as a member of the Investment Committee Analyst I.M.S Mutual Funds Management Ltd. Ms. Raz-Avayo previously served as chief financial officer of the Leviev Group, and as a director of several publicly traded companies, with managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, capital markets, retail, diamonds, jewelry, and aviation. From May 2021 to January 2022, Ms. Raz-Avayo served as chief financial officer of Nexentis Technologies Inc. (Nasdaq: NXTS) (formerly known as Save Foods Inc.). Ms. Raz-Avayo holds a degree in Business Administration from The College of Management Academic Studies and a Master of Fine Arts from the University of Tel Aviv.

The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

2.1	“RESOLVED, to reappoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

2.2	“RESOLVED, to reappoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

2.3	“RESOLVED, to reappoint Mr. Ehud Aharoni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

2.4.	“RESOLVED, to reappoint Mr. Moshe Scherf as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

The approval of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

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PROPOSAL 3

TO REAPPOINT MESSRS. DAN AVIDAN AND ZEEV LEVENBERG FOR ADDITIONAL THREE-YEAR TERMS AS EXTERNAL DIRECTORS OF THE COMPANY, AS WELL AS TO APPROVE A GRANT OF Restricted Share Units TO THEM

Generally, companies incorporated under the laws of the State of Israel whose securities have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two external directors. The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be re-elected by shareholders to serve in that capacity for up to two additional three-year terms. Notwithstanding the foregoing, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the company’s audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements as if elected for the first time.

In addition, under the Companies Law, the terms of compensation, including the grant of equity-based compensation of a director of a public company incorporated under the laws of Israel, such as the Company, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders (in that order).

At the Meeting, the Company’s shareholders will be requested to re-appoint Messrs. Dan Avidan and Zeev Levenberg as external directors of the Company, for a three-year term commencing on the date of the Meeting and to approve the terms of their remuneration as set forth herein.

Messrs. Avidan and Levenberg were appointed for a third and fifth, respectively, three-year terms as the Company’s external directors at the annual general meeting of the Company’s shareholders held on July 27, 2023.

In making its recommendations with regard to the re-appointment of Messrs. Avidan and Levenberg, the Board of Directors has considered Messrs. Avidan and Levenberg’s expertise and contribution to the work of the Audit, Compensation and Financial Statements Review Committee (the “Committee”) and the Board of Directors, as well as their extensive understanding of the Company’s activities and managerial and strategic objectives, their financial expertise and business experience. Mr. Avidan serves as the Chairman of the Committee when the Committee is acting as the Audit and Compensation Committee, and Mr. Levenberg serves as the Chairman of the Committee when the Committee is acting as the Financial Statements Review Committee.

The Board of Directors has determined that each of Messrs. Avidan and Levenberg possesses accounting and financial expertise as required under the Companies Law and the regulations promulgated thereunder.

Each of Messrs. Avidan and Levenberg has provided the Company with a declaration in accordance with requirements of the Companies Law, pursuant to which he complies with the qualifications required under the Companies Law to serve as an external director and is capable to dedicate the appropriate amount of time for the performance of his role as a member of the Board of Directors.

In their capacity as members of the Board of Directors, Messrs. Avidan and Levenberg shall be entitled to fees equal to the fixed amount set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000, and shall be entitled to the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company’s officers and directors; all of which is in accordance with the Company’s Articles of Association (the “Articles”) and the Compensation Policy.

In addition, following discussions held by the Committee and the Board of Directors in their respective meetings on June 2, 2026, the Committee and the Board of Directors, approved and recommended to the Company’s shareholders to approve, a grant of RSUs to each of Messrs. Avidan and Levenberg (the “External Directors”), under the Company’s 2024 Share Incentive Plan (“Plan”), as follows, subject to their reappointment as external directors of the Company as set forth above (the “Grant of RSUs to External Directors”).

Name	Title	Previous Options Granted	RSUs Suggested for Grant	% of the Company’s issued and outstanding share capital on a fully diluted basis[1]
Dan Avidan	External Director	90,333 (equal to 1,003 ADSs)	1,000,000.00 (equal to 11,111ADSs)	0.25%
Zeev Levenberg	External Director	69,063 (equal to 767 ADSs)	1,000,000.00 (equal to 11,111ADSs)	0.25%
Total		159,396 (equal to 1,770 ADSs)	2,000,000 (equal to 22,222 ADSs)	0.5%

1 The Company's issued and outstanding share capital on a fully diluted basis, assuming the exercise, conversion or exercise, as applicable, of all of the Company's convertible securities, and excluding the shares to be issued to VisionWave in connection with the VisionWave Transaction and the RSUs suggested for grant to other officers under this Proxy Statement.

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The RSUs granted under the Grant of RSUs to External Directors shall vest quarterly, commencing January 1, 2026, over a period of 36 months in 12 equal portions.

The RSUs are granted in accordance with the capital gains track of Section 102 of the Israeli Income Tax Ordinance, 1961.

The value of the proposed Grant of RSUs to each of the External Directors amounts, as of June 2, 2026, to a total of approximately NIS 62,000 (approximately US$22,000) and, on an annual basis, to approximately NIS 20,667 (approximately US$7,333).

In making its recommendation with regard to the approval of the Grant of RSUs to External Directors, the Committee and the Board of Directors each has also considered, among other factors: (a) the factors included in the Compensation Policy, including, among others, the position, responsibilities, background, and experience of the External Directors; (b) that the Grant of RSUs to External Directors reflects a fair and reasonable value for the External Directors’ services; and (c) that the Grant of RSUs to External Directors is an expression of the Company’s desire to maintain the current level of directors’ equity-based compensation, taking into account (i) equity compensation previously granted to the External Directors and to other directors of the Company, and (ii) the dilution of the Company’s share capital since the previous grant of options to the External Directors.

The Committee and the Board of Directors found the Grant of RSUs to External Directors reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Compensation Policy.

A brief biography of each of Messrs. Avidan and Levenberg is set forth below:

Mr. Daniel Avidan has served on the Board of Directors as an external director since July 2017. From 2019, Mr. Avidan is serving as chief financial officer in MRR Thirteen Ltd. Mr. Avidan served as the chief executive officer of Sapir Corp Ltd. from 2014 to 2019. From 2012 to 2014, Mr. Avidan served in several positions in the Meuhedet Health Fund. From 2010 to 2012, Mr. Avidan served as the chief executive officer of Adumim A.D. Holdings Ltd. Between the years 1989 to 2010, Mr. Avidan held senior finance positions in four public companies in Israel and abroad. Mr. Avidan holds a B.A. in Economics from the Hebrew University of Jerusalem.

Mr. Zeev Levenberg has served on the Board of Directors as an external director since July 2011. Mr. Levenberg served as the co-founder, director and chief executive officer of My Connecting Group Ltd from 2015 to 2020. Mr. Levenberg served as a director at Panaxia Labs Israel Ltd. from 2009 to 2019, as an external director in Alon Blue Square from 2016 till November 2019, and as an external director from February 2023. Mr. Levenberg is the owner and CEO of Harel Tamar Ltd. Mr. Levenberg Also served as Director on Kardan Israel Ltd. from 2016 till 2018, when the company delisted from the Tel Aviv Stock Exchange. Between 2012 and 2017 Mr. Levenberg served as a director at MySize Inc., a dual listed company that traded at the Nasdaq and TASE. Mr. Levenberg holds an M.B.A. in Financial Management from Bar-Ilan University Business School, M.A. in Law studies from Bar-Ilan University and a B.Sc. in Life Science from the Hebrew University.

The shareholders of the Company are requested to adopt the following resolution:

3.1	“RESOLVED, to re-appoint Mr. Dan Avidan for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.”

3.2	“RESOLVED, to re-appoint Mr. Zeev Levenberg for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.”

3.3	“RESOLVED, to grant to each of Mr. Dan Avidan and Mr. Zeev Levenberg, RSUs, subject to their reappointment as External Directors of the Company, as set forth in Proposal No. 3 of the Proxy Statement.”

The approval of each of Proposals 3.1 and 3.2, as described above, requires the affirmative vote of an External Directors Majority (as defined in this Proxy Statement). The approval of Proposal 3.3, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposals.

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PROPOSAL 4

To APPROVE A Grant of Restricted Share Units to Non-Executive Directors of the company

Following discussions held by the Committee and the Board of Directors in their respective meetings on June 2, 2026, the Committee and the Board of Directors, approved and recommended to the Company’s shareholders to approve, a grant of RSUs to the Company’s non-executive and non-external directors: Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo (the “Non-Executive Directors”), under the Plan, as follows, subject to their reappointment as members of the Company’s Board of Directors as set forth in Proposal No. 2 above (the “Grant of RSUs to Non-Executive Directors”).

Name	Title	Previous RSUs and Options Granted	Ordinary Shares (resulted from the exercise of previously granted RSUs)	RSUs Suggested for Grant	% of the Company’s issued and outstanding share capital on a fully diluted basis[2]
Ehud Aharoni	Independent Director	150,000 (equal to 1,666 ADSs)	100,000 (equal to 1,111 ADSs)	1,000,000.00 (equal to 11,111 ADSs)	0.29%
Vered Raz-Avayo	Independent Director	150,000 (equal to 1,666 ADSs)	121,429 (equal to 1,349 ADSs)	1,000,000.00 (equal to 11,111 ADSs)	0.29%
Moshe Scherf	Director	150,000 (equal to 1,666 ADSs)	57,143 (equal to 634 ADSs)	1,000,000.00 (equal to 11,111 ADSs)	0.28%
Total		450,000 (equal to 4,998 ADSs)	278,572 (equal to 3,094 ADSs)	3,000,000 (equal to33,333ADSs)	0.86%

The RSUs under the Grant of RSUs to the Non-Executive Directors shall vest quarterly, commencing on January 1, 2026, and in 12 equal portions over a period of 36 months. The vesting of the RSUs under the Grant of RSUs to Non-Executive Directors shall accelerate upon the termination of a Non-Executive Director’s service with the Company, resulting from a change of control in the Company or other exit event. In the event that any of the Non-Executive Directors ceases to serve on the Company’s Board of Directors (except in certain events specified in the Plan), all of such Non-Executive Director’s unvested RSUs under the Grant of RSUs to Non-Executive Directors shall expire immediately.

The RSUs are granted in accordance with the capital gains track of Section 102 of the Israeli Income Tax Ordinance, 1961.

The value of the proposed Grant of RSUs to each of the Non-Executive Directors amounts, as of June 2, 2026, to a total of approximately NIS 62,000 (approximately US$22,000), and on an annual basis approximately NIS 20,667 (approximately US$7,333).

In making its recommendation with regard to the approval of the Grant of RSUs to Non-Executive Directors, the Committee and the Board of Directors each has also considered, among other factors: (a) the factors included in the Compensation Policy, including, among others, the position, responsibilities, background, and experience of the Non-Executive Directors; (b) that the Grant of RSUs to Non-Executive Directors reflects a fair and reasonable value for the Non-Executive Directors’ services; and (c) that the Grant of RSUs to Non-Executive Directors is an expression of the Company’s desire to maintain the level of directors’ current equity-based compensation, taking into account (i) equity-based compensation previously granted to Non-Executive Directors, and (ii) the dilution of the Company’s share capital since the previous grant of equity-based compensation to the Non-Executive Directors.

The Committee and the Board of Directors found that the Grant of RSUs to Non-Executive Directors is reasonable under the circumstances and under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant to each of Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo, RSUs, subject to their reappointment as members of the Company’s Board of Directors, as set forth in Proposal No. 4 of the Proxy Statement.”

Approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

2 The Company's issued and outstanding share capital on a fully diluted basis, assuming the exercise, conversion or exercise, as applicable, of all of the Company's convertible securities, and excluding the shares to be issued to VisionWave in connection with the VisionWave Transaction and the RSUs suggested for grant to other officers under this Proxy Statement.

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PROPOSAL 5

TO APPROVE A GRANT OF RESTRICTED SHARE UNITS TO MR. HAIM SIBONI, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS

Following discussions held by the Committee and the Board of Directors in their respective meetings on June 2, 2026, the Committee and the Board of Directors, in their respective meetings, approved and recommended to the Company’s shareholders to approve, a grant of RSUs to Mr. Haim Siboni, Chief Executive Officer and Chairman of the Board of Directors, under the Plan.

The recommended grant consists of 5,000,000 RSUs (equal to 55,555 ADSs) to be granted to Mr. Siboni (or to a company wholly owned by him) (the “Grant of RSUs to Mr. Siboni”), and the Company shall bear the VAT expenses accrued in relation to such grant. The value of the Grant of RSUs to Mr. Siboni and its terms are in line with the Compensation Policy. The value of the proposed Grant of RSUs to Mr. Siboni, as of June 2, 2026, amounts to a total of approximately NIS 310,000 (approximately US$111,111), and on an annual basis, to approximately NIS 103,333 (approximately $37,037).

Together with 750,051 Ordinary Shares that resulted from the exercise of previously granted RSUs to Mr. Siboni, and the outstanding options and RSUs to purchase up to 1,694,663 Ordinary Shares of the Company (equal to 24,386 ADSs), granted to Mr. Siboni in the aggregate in the past, Mr. Siboni’s holdings resulting from the exercise of such options and the Grant of RSUs to Mr. Siboni, will be equal to approximately 1.65% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this Proxy Statement.3

The RSUs under the Grant of RSUs to Mr. Siboni shall vest quarterly commencing January 1, 2026, and over a period of 36 months in 12 equal portions. The vesting of RSUs granted to Mr. Siboni shall accelerate upon the termination of his services with the Company, if such termination results from a change of control in the Company or another exit event. In the event that Mr. Siboni ceases to provide services to the Company (except in certain events specified in the Plan), all such unvested RSUs shall expire immediately.

The RSUs are granted to Mr. Siboni in accordance with Section 3(i) of the Israeli Income Tax Ordinance, 1961.

In making its recommendation to the Company’s shareholders with respect to the Grant of RSUs to Mr. Siboni, the Committee and the Board of Directors each considered various factors, including, among others: (a) that the Grant of RSUs to Mr. Siboni reflects a fair and reasonable value for his vital services in relation to the Company’s success; (b) Mr. Siboni’s position, responsibilities, and previous compensation arrangements; (c) the factors included in the Compensation Policy, including the position, responsibilities, background, and experience of Mr. Siboni; and (d) that the Grant of RSUs to Mr. Siboni is in accordance with the Compensation Policy.

The Committee and Board of Directors found the Grant of RSUs to Mr. Siboni reasonable under the circumstances and prevailing market conditions, and determined that its approval is in the best interests of the Company. The Committee and Board of Directors further determined that the terms of the Grant of RSUs to Mr. Siboni are in accordance with the Compensation Policy.

The Company’s shareholders are requested to adopt the following resolutions:

“RESOLVED, to approve the Grant of RSUs to Mr. Haim Siboni and to bear the VAT expenses accrued in connection with such grant, as set forth in Proposal No. 5 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal (other than Magna and certain relatives of Mr. Siboni). However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect, we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

3 The Company's issued and outstanding share capital on a fully diluted basis, assuming the exercise, conversion or exercise, as applicable, of all of the Company's convertible securities, and excluding the shares to be issued to VisionWave in connection with the VisionWave Transaction and the RSUs suggested for grant to other officers under this Proxy Statement.

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PROPOSAL 6

TO APPROVE THE SECURITIES EXCHANGE AGREEMENT BETWEEN THE COMPANY AND VISIONWAVE HOLDINGS, INC

Background

On June 3, 2026 (the “Effective Date”), VisionWave Holdings, Inc., a Delaware corporation whose common stock is listed on Nasdaq under the symbol “VWAV” (“VisionWave”), and the Company entered into a Securities Exchange Agreement (the “Agreement” and the transaction contemplated by the Agreement, the “VisionWave Transaction”). The Agreement follows the Letter of Intent entered into between VisionWave and the Company on April 19, 2026, and is intended to implement a strategic transaction combining an equity exchange with commercial and technological collaboration focused on the Company’s perception technologies and VisionWave’s defense and autonomous systems activities. Each of VisionWave and the Company shall be referred to separately as a “Party” and collectively as the “Parties”.

VisionWave Transaction Structure

The VisionWave Transaction is structured as a two-stage securities exchange. Stage 1 is to occur at the initial closing, and Stage 2 is conditioned upon the achievement of a specified commercial and operational milestone (the “Milestone”). Upon consummation of both stages, VisionWave is intended to beneficially own 52% of Company’s issued and outstanding ordinary shares, calculated as of the Stage 1 closing date, and the Company is intended to hold VisionWave common stock having an aggregate value of US$17.5 million, subject to the contractual value protection mechanism described herein.

At Stage 1, the Company shall issue newly issued ordinary shares to VisionWave representing 46% of the Company’s issued and outstanding share capital as of the Stage 1 closing date, and VisionWave shall issue to the Company shares of VisionWave common stock having an aggregate value of $15,480,769, calculated by reference to the agreed pricing formula.

At Stage 2, subject to the achievement and certification of the Milestone, the Company shall issue to VisionWave additional ordinary shares representing 6% of the Company’s issued and outstanding share capital as of the Stage 1 closing date, and VisionWave shall issue to the Company additional common stock having an aggregate value of $2,019,231.

Share Valuation and Pricing Mechanics

The number of VisionWave shares issuable in each stage shall be determined by dividing the applicable dollar amount for that stage by the “VWAV Average Price”, defined as the volume-weighted average price of VisionWave common stock on Nasdaq over the five consecutive trading days immediately preceding the applicable closing date.

All shares issued under the Agreement are required to be duly authorized, validly issued, fully paid and non-assessable, free and clear of liens other than securities law restrictions, and issued in compliance with applicable securities laws.

The Milestone

The Milestone is defined as the commencement of a pilot project in the commercial, defense and/or security sector with a commercial client, including a governmental, military, homeland security, or equivalent defense-related end customer, utilizing the integrated perception platform capabilities of the Company and VisionWave, as evidenced by a binding agreement with such customer and the execution of project activities. Achievement of the Milestone shall be certified in writing by the boards of directors of both Parties, or a joint committee established for that purpose, within ten (10) business days following completion.

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Value Protection Mechanism

The Agreement includes a value protection mechanism designed to preserve a portion of the agreed economic value of the VisionWave shares issued to the Company. During the two-year protection period following each applicable closing, VisionWave must issue additional shares of common stock, or if mutually agreed and legally permissible, pre-funded warrants, to the Company without additional consideration after the Company completes sales of all shares issued in respect of the relevant stage, to the extent the aggregate gross proceeds received by the Company are less than the applicable protected amount.

For Stage 1, the protected amount is $10,062,500, representing 65% of the Stage 1 consideration. For Stage 2, if the Milestone is achieved and Stage 2 closes, the protected amount is $1,312,500, also representing 65% of the Stage 2 consideration. The mechanism applies separately to each stage and may operate iteratively, such that newly issued make-whole shares themselves remain subject to the same protection concept until the relevant protected amount is achieved or the applicable protection period expires.

VisionWave also undertakes a proactive obligation to obtain and maintain all required corporate, shareholder, Nasdaq, and other regulatory approvals necessary for the prompt issuance of make-whole shares, including maintaining a sufficient reserve of authorized but unissued shares and, where required, seeking stockholder approval.

The Agreement further sets out a detailed make-whole notice, calculation, audit and dispute-resolution process, together with liquidated damages for delayed issuance equal to 1.5% of the shortfall amount for each 30-day period, or pro rata portion thereof, until delivery is completed.

Additional Equity Grants to Management

Upon the Stage 1 closing, and as additional consideration, certain members of the Company’s management are to receive grants of VisionWave common stock under VisionWave’s equity incentive plan having an aggregate value of $3,000,000, subject to consulting agreements, vesting tied to the Milestone and performance milestones, transfer restrictions, clawback rights and other customary terms to be set forth in separate award agreements (the “Equity Grant”). Of this amount, Mr. Haim Siboni, the Company’s Chief Executive Officer and Chairman of the Board of Directors, is to receive an Equity Grant having an aggregate value of $600,000, as set forth below.

The table below sets forth the Equity Grant to Mr. Haim Siboni, which is the only component of the Equity Grant requiring approval by the Company’s shareholders according to applicable law.

Name	Position in the Company	Equity Grant Value (in US$)	Vesting Schedule	Annual Value (in US$)
Haim Siboni	Chief Executive Officer and Chairman of the Board of Directors	600,000	as of Stage 1 closing date, and over a period of 5 years	120,000

Finder’s Fee

The Agreement provides that certain finders are entitled to a finder’s fee equal to 2% of the aggregate equity consideration payable to the Company in connection with the VisionWave Transaction. VisionWave is required to bear and pay the entire finder’s fee directly to the finders, including the portions attributable to both the Company and VisionWave, and the Company bears no responsibility for any related arrangements or payments.

Closing Mechanics

The Stage 1 closing is to occur remotely by exchange of documents and signatures 45 days after the Effective Date, or at such other time and place as the Parties may agree in writing, but in any event no later than 120 days after the Effective Date. The Agreement also specifies the documents and deliverables required to be exchanged at each of Stage 1 and Stage 2, including board and shareholder approvals, transfer agent instructions, Nasdaq-related confirmations, registration-company documentation and other ancillary closing documents.

Principal Covenants and Post-Closing Arrangements

Board Representation

Following completion of Stage 1, VisionWave is entitled to designate two individuals to the Company board of directors, and following completion of Stage 2, one additional individual. The Company undertakes to use best efforts to recommend and seek shareholder approval for the appointment or election of such designees and to take all necessary actions under its organizational documents, Israeli law and Nasdaq rules to effect such appointments.

VisionWave has informed us that following completion of Stage 1, it intends to designate Mr. Douglas Davis and Ms. Atara Dzikowski, as its designees on the Company Board of Directors (the “Director Nominees”).

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It is proposed that, subject to completion of Stage 1, each of the two Director Nominees will be appointed as members of the Board of Directors to hold office until the close of the next annual general meeting. Each Director Nominee has certified to us that he or she complies with all requirements under the Companies Law for serving as a director.

In their capacity as members of the Board of Directors, the Director Nominees, shall be entitled to fees equal to the fixed amount set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000, similar to the other non-executive directors of the Company.

In addition, in their capacity as members of the Board of Directors, the Director Nominees shall be entitled to the same insurance, indemnification and exculpation arrangements as are currently in effect for the Company’s officers and directors; all of which are in accordance with the Company’s Articles of Association and the Company’s compensation policy.

The following are brief biographies of each of the two (2) Director Nominees, based upon information furnished to us by them:

Douglas Davis is a seasoned executive with management experience across many areas including mergers and acquisitions, capital raising, sales and business development. Mr. Davis serves as Executive Chairman and Chief Executive Officer of VisionWave. Since 2001, Mr. Davis has served as the Managing Partner of CoBuilder, Inc., a consulting organization providing services for large and small corporate entities associated with increasing efficiencies, including increasing market penetration, revenues and profit; also, from 2008 to 2018, Mr. Davis served as the CEO of BitSpeed LLC, an extreme file transfer software solution. In addition, from July 2018 to April 2020 Mr. Davis served as the Chief Executive Officer of GBT Technologies, Inc. Mr. Davis received an AB Political Science from Stanford University and an MBA (Concentration in Finance and Strategic Management) from UCLA Anderson Graduate School of Management. Mr. Davis is a manager of Instant Fame LLC.

Atara Dzikowski is an executive with experience in business development, strategic partnerships, capital raising, and entrepreneurship. Ms. Dzikowski serves as Director and Vice President of Business Development & Mergers and Acquisitions at VisionWave Holdings, Inc., where she leads strategic growth initiatives, partnerships, and international market expansion. From 2017 to the present, Ms. Dzikowski has also served as the founder and co-founder of multiple technology and e-commerce ventures, including Samsara Luggage, a travel technology company that she grew into a publicly traded U.S. company, and Plydo, a generative AI platform for e-commerce creation and management. Throughout her career, she has established strategic collaborations with global brands, raised growth capital, and managed public company operations and regulatory compliance. Prior to her entrepreneurial activities, Ms. Dzikowski held senior leadership positions in business development, fundraising, and public affairs with Shenkar College of Engineering, Design and Art, Israel Venture Network (IVN), the FIDF Fund, and the Tel Aviv Museum of Art. Ms. Dzikowski holds a Master of Public Administration (MPA) from Clark University.

Strategy and Management Preservation

For a 24-month period following Stage 1, the Company shall maintain its current strategy and technological focus, including activities relating to the perception platform, and shall not knowingly take any action principally intended to materially abandon, curtail, or deprioritize such activities, except as approved by the Company’s Board of Directors in good faith and in accordance with its fiduciary duties.

In addition, the Company shall use commercially reasonable efforts to preserve the service of its current executive management for 24 months following Stage 1, subject to applicable law, fiduciary duties, and individual service arrangements. The Agreement also restricts actions involving the removal, replacement, demotion, or material compensation reduction of such management, except through good faith board action, and provides for related salary continuation protections in certain cases.

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Registration Rights

Within 45 days following each closing, VisionWave must prepare and file a resale registration statement with the SEC covering the resale of the relevant VisionWave shares by the Company and its permitted transferees. VisionWave is required to use reasonable best efforts to cause the registration statement to be declared effective promptly and to maintain its effectiveness for at least two years, or until the registered shares have been sold or otherwise become freely saleable under Rule 144.

Use of Proceeds and Reporting

The Company covenants that at least 50% of the economic value realized from the VisionWave shares, including sale proceeds, is to be used primarily for the development, commercialization and operation of the perception platform in accordance with a mutually agreed budget. The Company must provide VisionWave with quarterly Chief Financial Officer-certified reports detailing the use of proceeds, budget variances and progress on the platform, and VisionWave has audit rights regarding such use of proceeds.

Restriction on Control During Restricted Period

Until the VisionWave shares issued to the Company are registered for resale and released from applicable transfer restrictions, VisionWave may not exercise voting power attached to the Company shares in a manner intended to cause or effect control of the Company. During this restricted period, the Company may disregard votes cast by or on behalf of VisionWave if the Company Board of Directors reasonably determines that such votes are intended to effect or facilitate control.

Leak-Out Arrangement

For 36 months following the applicable closing date, the Company shall not sell in any single trading day more than 5% of the actual daily Nasdaq trading volume of VisionWave common stock. The Company shall provide prior written notice of proposed sales and maintain records relating to such transactions, and VisionWave is granted corresponding audit and enforcement rights.

Confidentiality and Restrictive Covenants

The Agreement contains customary confidentiality obligations concerning non-public information exchanged in connection with the Agreement. It also contains mutual non-competition and non-solicitation covenants for a two-year period following the final closing, limited to the defined Field of Use, namely radio frequency-focused camera perception systems and related commercial, defense, military, homeland security and security applications contemplated by the Agreement.

Representations and Warranties

Each Party makes customary representations and warranties, as of the Effective Date and each closing date, including with respect to organization and good standing, authority and enforceability, capitalization, due issuance of securities, absence of conflicts, required consents, SEC reporting, financial statements, absence of material adverse changes, litigation, compliance with laws, intellectual property, taxes, environmental matters, employee and benefits matters, material contracts, insurance, investment intent, brokers’ fees and full disclosure.

Conditions to Closing

The obligations of each Party to consummate each closing are subject to customary mutual conditions, including the accuracy of the other Party’s representations and warranties, performance of covenants, absence of legal restraints, Nasdaq confirmation that the Transaction will not result in a change of control according to applicable Nasdaq rules, and receipt of all required regulatory approvals, stock exchange consents, third-party consents and shareholder approvals. Stage 2 is additionally conditioned upon achievement and certification of the Milestone.

The Company’s obligation to close is also subject to additional conditions relating to VisionWave deliverables, good standing, absence of a VisionWave material adverse effect, and continued Nasdaq listing of VisionWave common stock without delisting notice.

VisionWave’s obligation to close is also subject to receipt of a fairness opinion, shareholder approval of the VisionWave Transaction, the Company’s required closing deliverables, absence of a Company material adverse effect and delivery of a good standing certificate or equivalent from the Israeli Registrar of Companies.

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Termination

The Agreement may be terminated prior to the Stage 1 closing by mutual written consent; by either Party if the Stage 1 closing has not occurred within 120 days after the Effective Date and the terminating party is not in material breach; by either Party for an uncured material breach by the other Party; or by either Party if a governmental entity issues a final, non-appealable order prohibiting the VisionWave Transaction.

Indemnification

The Agreement contains mutual indemnification obligations. Each Party must indemnify the other Party and its related indemnitees for losses arising from breaches of representations, warranties or covenants, and for specified third-party claims relating to its pre-closing operations.

Representations and warranties survive for 18 months following the relevant closing, except for certain fundamental representations, which survive for 36 months. The indemnification regime is subject to customary limitations, including a cap generally equal to the aggregate value of the shares issued by the indemnifying party, a $100,000 basket, and reductions for insurance proceeds or third-party recoveries, subject to exceptions for fraud, willful misconduct and breaches of fundamental representations.

Subject to limited exceptions, indemnification is the exclusive remedy for breach of the Agreement, in addition to equitable relief where available.

Transfer Restrictions

The shares issued under the Agreement are intended to constitute restricted securities under the Securities Act of 1933, as amended, and are to bear customary restrictive legends unless and until an applicable basis for legend removal exists, such as resale registration or availability of Rule 144. Each Party also undertakes to use commercially reasonable efforts to file Securities Exchange Act of 1934, as amended (the “Exchange Act”) reports necessary to enable resales under Rule 144.

Governing Law and Dispute Resolution

The Agreement is generally governed by Delaware law and is subject to the exclusive jurisdiction of Delaware courts or, at VisionWave’s election, binding AAA arbitration in New York. Matters of Israeli corporate law, as applicable to the Company’s jurisdiction, are governed by Israeli law and subject to the exclusive jurisdiction of the courts of Tel Aviv.

A copy of the Agreement can be found as an exhibit to the Company’s report on Form 6-K filed on June 8, 2026 with the SEC.

The Companies Law defines a material private placement as an offering of securities by a public company, that is not an offering to the public, (1) to purchase 20% or more of a company’s voting rights prior to such offering, in which all or part of the consideration for the offered securities is not payable in cash or securities listed for trade on an Israeli stock exchange, or not at fair market value, and as a result of such offering the holdings of a substantial shareholder of a company will increase, or as a result of which a person will be deemed a substantial shareholder of the company; or (2) as a result of such offering, a person will become a controlling shareholder of a company. Shareholders’ approval is required for a material private placement.

Under the Companies Law, a “substantial shareholder” is defined as a person who holds 5% or more of a company’s issued and outstanding share capital or voting rights, and for the approval of a material private placement, a “controlling shareholder” is deemed, inter alia, a person holding 25% or more of a company’s voting rights if no other person holds more than 50% of the company’s voting rights.

The VisionWave Transaction is subject to approval by our shareholders since, as a result of the VisionWave Transaction, VisionWave will become a controlling shareholder of the Company.

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The Companies Law also provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. The above special tender offer requirements of the Companies Law shall not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders’ meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

Accordingly, in approving the private offering under this Proposal 6, our shareholders will be required to consent to the acquisition of our securities as a private offering intended to grant the acquirer at least 25% of the voting rights in the Company, and/or as a private offering intended to grant the acquirer 45% of the voting rights in the Company.

Following discussions held by the Committee and the Board of Directors in their respective meetings on June 2, 2026, the Committee and the Board of Directors, in their respective meetings, approved and recommended to the Company’s shareholders to approve, the contemplated VisionWave Transaction.

In making its recommendation to the Company’s shareholders with respect to the approval of the Equity Grant to Mr. Siboni, the Committee and the Board of Directors each considered various factors, including, among others: (a) the factors included in the Compensation Policy, including, the position, responsibilities, background and experience of Mr. Haim Siboni; (b) that the Equity Grant is in accordance with the Compensation Policy; and (c) that the securities underlying the Equity Grant will be allocated by VisionWave (and therefore will not dilute the Company’s shareholders), not at the Company’s expense, and will be granted pursuant to a separate agreement to be entered into between VisionWave and Mr. Siboni.

The Committee and the Board of Directors found that the VisionWave Transaction is in the best interests of the Company and that the Equity Grant is in accordance with the Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

6.1.	“RESOLVED, (i) approve the VisionWave Transaction and the entering into, execution, delivery, and performance of the Agreement; (ii) to approve issuance and allocation of Ordinary Shares to be made in connection with the VisionWave Transaction to VisionWave, in accordance with the provisions of the Agreement, all as set forth in Proposal No. 6 of the Proxy Statement; provided that such issuance and allocation shall be deemed approved as a material private offering intended to grant the acquirer at least 25% of the voting rights in the Company, and/or as a private offering intended to grant the acquirer 45% of the voting rights in the Company, in accordance with Section 328(b) of the Companies Law; (iii) to appoint, subject to completion of Stage 1 of the VisionWave Transaction and effective as of the date thereof, Mr. Douglas Davis as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders; and (iv) to appoint, subject to completion of Stage 1 of the VisionWave Transaction and effective as of the date thereof, Ms. Atara Dzikowski as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

6.2.	“RESOLVED, subject to the approval of the VisionWave Transaction as set forth in Proposal No. 6.1 of the Proxy Statement, to approve the Equity Grant to be issued by VisionWave to Mr. Haim Siboni in connection with the VisionWave Transaction, as set forth in Proposal No. 6 of the Proxy Statement.”

The approval of Proposal 6.1 as described above, requires the affirmative vote of a Simple Majority. The approval of Proposal 6.2, as described above, requires the affirmative vote of a Special Majority.

For the avoidance of doubt, the approval of Proposal 6.1 above relating to the VisionWave Transaction, and the approval of Proposal 6.2 above relating to the Equity Grant to Mr. Haim Siboni, are hereby deemed separate and independent matters. The consummation and implementation of the VisionWave Transaction shall not be conditioned upon, or otherwise subject to, the approval of the Equity Grant to Mr. Haim Siboni, and any failure to obtain such approval shall not affect the validity, effectiveness or closing of the VisionWave Transaction.

The Board of Directors unanimously recommends a vote FOR the above proposals.

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PROPOSAL 7

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND

ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2025

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2025, to the Company’s shareholders. Our financial statements and annual report for the year ended December 31, 2025, filed on Form 20-F with the SEC on March 25, 2026, are available on the SEC’s website at the following address:

https://www.sec.gov/Archives/edgar/data/1691221/000164117225000289/form20f.htm

And on the Israel Securities Authority’s distribution website at the following address:

https://www.magna.isa.gov.il/public/2025-02-019957/FRSX_20F_24032025_isa.pdf

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2025.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Golda Meir St., Ness Ziona 7403650, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents, which we will file on the SEC’s EDGAR system, will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760-2000), we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 15, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 15, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Foresight Autonomous Holdings Ltd.

Haim Siboni, Chairman of the Board of Directors

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Haim Siboni, Chief Executive Officer of Foresight Autonomous Holdings Ltd. (the “Company”), and Mr. Eli Yoresh, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 7 Golda Meir St., Ness Ziona, Israel, on July 23, 2026, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

FORESIGHT AUTONOMOUS HOLDINGS LTD.

TO BE HELD ON JULY 23, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To reappoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2026, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine its remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To adopt the following resolutions:

2.1.	To reappoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2.	To reappoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3.	To reappoint Mr. Ehud Aharoni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

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2.4.	To reappoint Mr. Moshe Scherf as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To adopt the following resolutions:

3.1.	To re-appoint Mr. Dan Avidan for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.1(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement, other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) in the re-appointment of Mr. Avidan as an external director of the Company?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.1.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.1.

3.2.	To re-appoint Mr. Zeev Levenberg for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.2(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement, other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) in the re-appointment of Mr. Levenberg as an external director of the Company?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.2.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.2.

3.3.	To grant to each of Mr. Dan Avidan and Mr. Zeev Levenberg, RSUs, subject to their reappointment as External Directors of the Company, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To grant to each of Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo, RSUs, subject to their reappointment as members of the Company’s Board of Directors, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

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5.	To approve the Grant of RSUs to Mr. Haim Siboni and to bear the VAT expenses accrued in connection with such grant, as set forth in Proposal No. 5 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Grant of RSUs to Mr. Haim Siboni, as set forth in Proposal No. 5 of the Proxy Statement?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 5.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.

6.	To adopt the following resolutions:

6.1.	(i) to approve the VisionWave Transaction and the entering into, execution, delivery and performance of the Securities Exchange Agreement; (ii) to approve issuance and allocation of Ordinary Shares to be made in connection with the VisionWave Transaction to VisionWave, in accordance with the provisions of the Securities Exchange Agreement, all as set forth Proposal No. 6 of the Proxy Statement; provided that such issuance and allocation shall be deemed approved as a material private offering, whose purpose is to give the acquirer at least 25% of the voting rights in the Company, and/or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the Company, in accordance with Section 328(b) of the Companies Law; (iii) to appoint, subject to completion of Stage 1 of the VisionWave Transaction and effective as of the date thereof, Mr. Douglas Davis as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders; and (iv) to appoint, subject to completion of Stage 1 of the VisionWave Transaction and effective as of the date thereof, Ms. Atara Dzikowski as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.2.	Subject to the approval of the VisionWave Transaction as set forth in Proposal No. 6.1 of the Proxy Statement, to approve the Equity Grant to be issued by VisionWave to Mr. Haim Siboni in connection with the VisionWave Transaction, as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.2(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Equity Grant to Mr. Haim Siboni, as set forth in Proposal No. 6 of the Proxy Statement?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 6.2.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 6.2.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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